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                                 April 21, 1997

VIA FACSIMILE (202) 942-9531 AND EDGAR

Mr. Steven Duvall
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re:     Simula, Inc. (the "Company") - File No. 333-13499
                Registration Statement on Form S-3 - Amendment No. 3

Dear Mr. Duvall:

        Enclosed is Amendment No. 3 to the captioned Registration Statement. As discussed with the Staff on April 18, 1997, the offering has been restructured to eliminate the preferred stock component, and now the securities offered consist solely of senior subordinated convertible notes ("Notes"). The Notes have terms identical to those described in Amendment No. 2. The elimination of the preferred stock and "exchange" feature has eliminated substantially all of the tax issues previously raised by the Staff.

        Below are responses to the items contained in your letters dated April 16, 1997, and April 18, 1997, with respect to the above-captioned Registration Statement. Such responses have been numbered to correspond with the numbers of the items in your letter.

        Because of these changes, the Company has deferred the proposed effective date until Wednesday, April 23, 1997. The Company and Underwriters are currently recirculating a new preliminary prospectus, now dated April 21, 1997.

LETTER DATED APRIL 16, 1997

General

1. The subject disclosure pertaining to stabilization and aftermarket activities is included.

2. The Company acknowledges the regulation with respect to the restrictive period.

Facing Page of the Registration Statement

3. The Company's wholly-owned subsidiaries have been included as co-registrants. See, Facing Page of Registration Statement.

4. The Subsidiary Guarantees have been included as securities registered pursuant to this Registration Statement. See, Facing Page of Registration Statement.